UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-50228

Cygnus Oil and Gas Corporation

(Exact name of registrant as specified in its charter)

520 Post Oak Boulevard, Suite 320, Houston, Texas 77027 (713) 418-7129

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

N/A

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 210 holders of record

Pursuant to the requirements of the Securities Exchange Act of 1934, Cygnus Oil and Gas Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 10, 2007	Cygnus Oil and Gas Corporation

	By:	/s/ H. Malcolm Lovett, Jr.
H. Malcolm Lovett, Jr.
President and Chief Restructuring Officer